United States GAAP SUPPLEMENT

Management’s Discussion and Analysis

General

The following supplements MD&A previously provided to shareholders under Canadian GAAP.  The comments are restricted to the implications of applying US GAAP to the results of operations, selected financial information and critical accounting estimates.  US GAAP has no impact to the Company’s liquidity and capital resources.  The following should be read in conjunction with the supplemental reconciliation between Canadian and US GAAP financial statements for the years ended October 31, 2003 and 2002.  All dollar amounts are stated in United States dollars.

Overview of Performance – US GAAP

The loss for the year ended October 31, 2003 was $5,825,599 (2002 - $521,627), which includes expenditures on mineral properties of $4,081,487 (2002 - $204,555) and a reversal of mineral expenditure write downs of $0 (2002 - $902,943) as compared to Canadian GAAP loss of $1,713,252 (2002 - $1,197,015).  The main differences are the adjustment to expense the mineral property exploration costs when incurred and the reversal of mineral property costs written down under Canadian GAAP.

Selected Annual Information – US GAAP

For details refer to the supplemental reconciliation between US and Canadian GAAP financial statements.

Fiscal Years Ended
		October 31, 2003	October 31, 2002
(a)	Revenue	$ --	$ --
(b)	Loss for the year	$ 5,825,599	$ 521,627
(c)	Loss per share (Basic & Fully Diluted)	$ 0.26	$ 0.11
(d)	Total assets	$ 4,125,310	$ 1,099,205
(e)	Total long term debt	$ --	$ --

Results of Operations – US GAAP

The Company’s operations consist of the exploration and development of mineral properties in Mexico, Argentina and Peru as well as ongoing overheads to run the Company from Canada.  Expenditures on mineral properties during 2003 increased to $4.1million from $0.2 million in 2002 as a result of the Company increasing the size of its mineral property portfolio, and actively exploring certain of its properties, notably in Argentina.

Critical Accounting Estimates

Under US GAAP the critical accounting estimates used in the preparation of the financial statements have reduced valuation and judgement issues that normally arise under Canadian GAAP in respect to exploration mineral properties because under US GAAP all exploration costs are expensed and incurred instead of capitalized.